MFS® INVESTMENT MANAGEMENT
500 Boylston Street, Boston, Massachusetts  02116-3741
Phone 617-954-5000

January 20, 2010, As Revised

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 64 to Registration Statement on Form N-1A for MFS Series Trust V (File Nos. 2-38613; 811-2031) (“Trust V”) and Post-Effective Amendment No. 29 to Registration Statement on Form N-1A for MFS Series Trust XI (File Nos. 33-68310; 811-7992) (“Trust XI”)

Ladies and Gentlemen:

On behalf of Trust V and Trust XI, this letter sets forth our responses to your comments on the above-mentioned Registration Statements, each filed on November 20, 2009.

General Comments

1.	Comment:	Please file a “Tandy” representation letter in connection with the comment process for the above-referenced Registration Statements.
	Response:	A “Tandy” representation letter will be filed on or before the date hereof.

Prospectus

2.	Comment:
For each series of Trust V and Trust XI, delete the disclosure from the first paragraph introducing the Expense Summary Table that is substantially as follows:  “The annual fund operating expenses below are based on expenses reported during the fund’s most recently completed fiscal year expressed as a percentage of the fund’s average net assets during the period. They have been adjusted to reflect annualized expenses and certain current fee arrangements, but have not been adjusted to reflect the fund’s current asset size.  The fund’s annual operating expenses will likely vary from year to year. In general, a fund’s annual operating expenses as a percentage of the fund’s assets increase as the fund’s assets decrease.”

	Response:	We will delete the disclosure from the introduction to the fee table and move it to the statutory prospectus under “Other Information – Additional Information on Fees and Expenses and Performance.”

3.	Comment:	For each series of Trust V and Trust XI, delete “of Expenses” in the caption “Example of Expenses.”

	Response:	The requested change will be made.

4.	Comment:
For each series of Trust V and Trust XI, delete “(unless otherwise indicated)” in the following paragraph introducing the Example:  “The examples assume that you invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods (unless otherwise indicated); your investment has a 5% return each year and dividends and other distributions are reinvested; and the fund’s operating expenses remain the same.”

Response:
We believe that instruction 1(b) to Item 3 of Form N-1A allows a fund to “modify the narrative explanations if the explanation contains comparable information to that shown” in the Item.  We believe our introduction to the Example, including the phrase “(unless otherwise indicated),” includes comparable information to the sample narrative shown in Form N-1A.  Therefore, we respectfully decline to delete “(unless otherwise indicated)” from the narrative explanation.

5.	Comment:
For each series of Trust V and Trust XI, delete the following paragraph:  “The bar chart shows changes over time in the annual total return of the fund's Class A shares for the past ten calendar years, and assumes the reinvestment of distributions. The chart and related notes do not take into account any sales charges (loads) that you may be required to pay upon purchase or redemption of the fund’s shares. If these sales charges were included, they would reduce the returns shown. The returns of the fund’s other classes of shares will differ from the Class A share returns shown in the bar chart, depending upon the expenses of those classes.”

Response: (Revised)
We will delete the disclosure from the introduction to the bar chart and move it to the statutory prospectus under “Other Information – Additional Information on Fees and Expenses and Performance,” except that we will include “The bar chart does not take into account any sales charges (loads) that you may be required to pay upon purchase or redemption of the fund’s shares. If these sales charges were included, they would reduce the returns shown.” as permitted by Instruction 1(a) to Item 4 of Form N-1A.

6.	Comment:
For each series of Trust V and Trust XI, delete the following paragraph:  “This table shows how the average annual total returns of each class of the fund, before the deduction of taxes, compare to a broad measure of market performance, and assumes the deduction of the maximum applicable sales loads (initial sales charge and/or contingent deferred sales charge (CDSC), as applicable), and the reinvestment of distributions. In addition, for Class A shares, this table shows average annual total returns after the deduction of taxes on distributions, such as capital gains and income distributions, and after the deduction of taxes on both distributions and on redemption of shares, assuming that the shares are redeemed at the end of the periods for which returns are shown.”

Response:
We will delete the disclosure from the introduction to the performance table and move it to the statutory prospectus under “Other Information – Additional Information on Fees and Expenses and Performance.”

7.	Comment:
For each series of Trust V and Trust XI, delete the following footnote to the Average Annual Total Returns Chart:  “Class B shares convert to Class A shares and Class 529B shares convert to Class 529A shares approximately eight years after purchase; therefore, returns for the period after conversion reflect the performance of Class A shares and Class 529A shares, respectively.”

	Response:	We will delete the footnote to the performance table and move it to the statutory prospectus under “Other Information – Additional Information on Fees and Expenses and Performance.”

8.	Comment:
For each series of Trust V and rust XI, delete the footnote to the Average Annual Total Returns Chart that describes a primary index:  With respect to funds which list a secondary index, move footnote disclosure describing the secondary index below the chart in narrative form.  It is permissible to describe how the second index differs from the first in the narrative.

	Response:	The requested change will be made.

9.	Comment:
For each series of Trust V and Trust XI, move the footnotes to the Bar Chart and to the Average Annual Total Returns chart regarding non-recurring administrative proceedings and litigation settlements below each chart in narrative form; consider deleting the information as de minimus.

	Response:	We will delete the footnotes to the performance table and move them to the statutory prospectus under “Other Information – Additional Information on Fees and Expenses and Performance.”

10.	Comment:	For each series of Trust V and Trust XI, delete the following footnote to the Average Annual Total Returns Chart regarding the source of the data: “Source: FactSet Research Systems Inc.”

	Response:	The requested change will be made.

11.	Comment:
For each series of Trust V and Trust XI, please confirm that the paragraphs below the Average Annual Total Returns Chart regarding commencement of investment operations and the blending of class performance is included in reliance upon applicable no-action letters (e.g.,  Nicholas/Applegate and Mass Mutual).

	Response:	Confirmed.

12.	Comment:
For MFS Research Fund, a series of Trust V, and MFS Mid Cap Value Fund, a series of Trust XI, because the portfolio turnover is over 100% for each fund, consider describing in the Principal Strategies section how the fund chooses which securities to sell in addition to which securities to buy.

	Response:	We will add the following disclosure to the Principal Strategies section: “MFS uses a bottom-up approach to buying and selling investments for the fund.”

13.	Comment:	For each series of Trust V and Trust XI, consider describing in the Principal Strategies section to what extent and for what purpose the fund will engage in leveraging.

Response:
We do not believe that each principal risk is required to correspond to a principal strategy.  For example, we believe that counterparty risk could be a principal risk of a fund, but that there is no corresponding principal strategy.  Similarly, leveraging is included as a principal risk of a fund because leveraging can result from certain transactions the fund enters into even if leveraging is not a principal strategy of such fund.  Therefore, we respectfully decline to include leveraging in the Principal Strategies sections for each series.

14.	Comment:	For each series of Trust V and Trust XI, consider describing in the Principal Strategies section to what extent and for what purpose the fund will invest in derivatives.

Response:
We will include the following sentence in the Principal Strategies section: “MFS may use derivatives for any investment purpose.”  We are not aware of any requirement to disclose the extent to which a fund may invest in a particular investment.

15.	Comment:	For MFS Total Return Fund, a series of MFS Series Trust V, add the missing bar chart.

	Response:	The requested change will be made.

16.	Comment:	For MFS Blended Research Core Equity Fund, a series of MFS Series Trust XI, describe “blended” and “core equity” in the Principal Strategies section.

Response:
The term “core” reflects that the fund does not focus on growth or value companies specifically, and the term “blended” reflects that the fund uses both fundamental and quantitative analysis in selecting investments.  The fund’s strategies to invest in growth and/or value companies and to use fundamental and quantitative analysis are described in the fund’s prospectus, and therefore we respectfully decline to add any additional disclosure.

17.	Comment:	For MFS Blended Research Core Equity Fund, a series of MFS Series Trust XI, define “value companies” in the Principal Strategies section.

	Response:	The requested change will be made.

18.	Comment:	For each series of Trust V and Trust XI, please confirm that the title for each of the portfolio managers is “Investment Officer.”

	Response:	Confirmed.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

SUSAN A. PEREIRA
Susan A. Pereira
Assistant Secretary